SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RAISES FY GUIDANCE TO NEW RANGE €950M - €1,050M
STRONGER CHRISTMAS PERIOD TRAFFIC AND YIELDS
LAUDA LOSSES RISE FROM €80M TO €90M ON PRICE WARS

Ryanair today (10 Jan) issued a trading update on the back of a stronger than expected Christmas and New Year travel period, characterised by higher than expected close-in bookings at better than expected yields.  Forward bookings Jan to Apr are running 1% ahead of this time last year, and Ryanair believes this will result in slightly better than expected ave. fares in Q4, while full year Group traffic will grow to 154m (previously guided at 153m).

At the same time, Ryanair's Austrian subsidiary, Laudamotion, continues to underperform with ave. fares over Christmas lower than expected, despite strong traffic growth and high load factors.  This is a direct result of intense price competition with Lufthansa subsidiaries in both Germany and Austria who are engaged in below cost selling.  Lauda now expects to carry 6.5m passengers in the year to March 2020 but at ave. fares that are €15 below budget, with the result that Lauda's net loss for the year will widen from under €80m to approx. €90m.

As a consequence of this better Christmas/New Year travel period and stronger forward bookings in Q4, Ryanair believes it is appropriate to raise its Full Year PAT guidance range from €800m - €900m, to a new range of €950m - €1,050m.  On the basis of current trading, Ryanair expects to finish close to the mid-point of this new range.  Ryanair will release its Q3 results on 3rd February next and will update shareholders in further detail on these trends at that time.

ENDS

This announcement contains inside information.

For further information
please contact:                                   Shane O'Toole                        Piaras Kelly
                                                           Ryanair DAC                       Edelman Ireland
        Tel: +353-1-9451212              Tel: +353-1-6789333
        press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 January, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary